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ZenaTech Completes Acquisition of Weddle Surveying Inc. to Form Base of its Northwest US Region Drone as a Service Business and Focus on Drone Swarms and Wildfire Applications

(Vancouver, British Columbia, January 16, 2025) ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces today that it has completed the acquisition of Weddle Survey Inc., a land survey engineering company which will form the base of its Northwest US Drone as a Service (DaaS) operations. Weddle Surveying is an established land survey engineering firm located near Portland, Oregon with over 200 customers. ZenaDrone teams are currently onsite to onboard and convert Weddle operations into using drones for land surveys. In addition to land surveys, it is anticipated that the combined entity will develop drone solutions for other applications including surveying large tracks of land for wildfires and fire management applications. We will apply our drone swarm technology which is under development for wildfires in the Pacific Coast states.

“We are thrilled to integrate this acquisition, another step towards our vision for a national DaaS business which will include approximately 20 planned acquisitions, bringing the speed and precision of AI drones to legacy businesses. Weddle Surveying is a profitable company that will add land survey expertise, an established customer base, and revenue to our business. We look forward combining AI drones to the innovation of land surveys, and applying quantum computing and large datasets to improve and better manage in-demand applications like wildfire management,” said CEO Shaun Passley, Ph.D.

ZenaDrone’s Drone as a Service or DaaS, is a convenient and flexible pay-as-you-go business model the company is implementing enabling business users to benefit from the efficiencies of using drones for surveillance and inspection, crop management, or land surveying, without having to buy the hardware and software, or acquire the pilot certifications and regulatory approvals needed to implement.

In land survey applications, remotely piloted and autonomous drones with an array of sensors and cameras, LiDAR (Light Detection and Ranging), and GPS or vision systems, capture and analyze high-resolution pictures and aerial data across expansive terrains in a matter of hours instead of the typical weeks or months that may be required using traditional tripod-mounted photogrammetry instruments and methodologies. Accurate land surveys are required for legal purposes and are essential for the planning and building of roads and commercial, residential and other government building projects.

ZenaDrone has an existing joint venture partnership with a Native American company and has met with many other organizations in Pacific Coast states interested in using ZenaDrone1000 to scan massive tracts of land, over 300 square miles, for fire management applications. The level of datasets required for these expansive areas and applications can only be accomplished using quantum computing technology and multiple drones or drone swarms that coordinate together in real time.

ZenaTech previously announced the launch of a project called Sky Traffic which will utilize ZenaDrone AI drones, quantum computing, and specialized teams to develop and test advanced traffic management, weather forecasting, wildfire, and defense applications using large datasets and Amazon Web Services computing devices and platforms.

AI drones can survey and collect massive amounts of real-time data on weather, fire conditions, and terrain, which can then be processed using quantum computing to create highly accurate predictive models. The synergy of AI drones with quantum computing can result in more efficient fire detection, response and prevention, minimizing the impact of wildfires on lives, property, and the environment. Drones are already useful in surveillance, detection, and firefighting, while quantum computing and drone swarms, although still emerging, can enhance predictive capabilities, resource optimization, and modeling of complex fire behavior.

Quantum computing is a type of computation that leverages the principles of quantum mechanics to process information at speeds and efficiencies far beyond traditional classical computers, enabling complex problem-solving and simulations.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) is a technology company specializing in AI drones, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.